FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 1-3788

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY

(Translation of registrar's name into English)

The Netherlands

(Jurisdiction of incorporation or organisation) 30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands Tel No: (011 31 70) 377 9111) (Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

For the attention of George Sierant
Operations Department
The New York Stock Exchange
20 Broad Street
New York, NY 10005
USA

7 October 2005

Dear Mr. Sierant:

Royal Dutch Petroleum Company (“Royal Dutch”) that effective as of October 17, 2005, the transfer agent, registrar and dividend paying agent for the New York Registry shares of Royal Dutch Petroleum Company (“Royal Dutch”) will be switched The Bank of New York. This notification has been provided in accordance with Rule 601.02 of the NYSE Listed Company Manual.

Yours faithfully,

/s/ M.C.M. Brandjes

M.C.M. Brandjes
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY (Registrant) /s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director /s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary
Date: 11 October 2005